CLIQREX INC.

AMENDED AND RESTATED BY-LAWS

As Adopted on May 31, 2022

ARTICLE I

STOCKHOLDERS

Section 1.01 <u>Annual Meetings</u>. The annual meeting of the stockholders of the Corporation for the election of Directors and for the transaction of such other business as properly may come before such meeting shall be held each year on the first Wednesday of March, or on such other date and at such place, within or without the State of Delaware, as the Board of Directors may fix.

Section 1.02 <u>Special Meetings</u>. Special meetings of the stockholders may be called at any time by the Chairman of the Board (if one has been elected), the President, the Chief Executive Officer or by the Board of Directors. A special meeting shall be called by the Chairman of the Board (if one has been elected), the President, the Chief Executive Officer or by the Secretary, immediately upon receipt of a written request therefor by stockholders holding a majority of the outstanding shares of Class A Voting Common Stock at the time entitled to vote at any meeting of the holders of the Class A Voting Common Stock. While holders of Class C Voting Common Stock of the Corporation have no right to call meetings of the stockholders, such holders may vote their shares of Class C Voting Common Stock at properly called stockholder meetings (however holders of Class C Common Stock will have no right to vote with respect to the election of directors of the Corporation, their removal as members of the Board of Directors of the

Corporation or the size of the Board of Directors of the Corporation). If such officers shall fail to call such meeting within twenty days after receipt of such request, any holder of Class A Voting Common Stock executing such request may call such meeting. Such special meetings of the holders of the Class A Voting Common Stock shall be held at such places, within or without the State of Delaware, as shall be specified in the respective notices or waivers of notice thereof.

Section 1.03 Notice of Meetings; Waiver. Written notice of the place, date and hour of all meetings of the holders of the Class A Voting Common Stock or Class C Voting Common Stock and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be given, not less than ten days nor more than sixty days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law. If mailed, notice is given to a stockholder when deposited in the United States mail, postage prepaid, directed to the stockholder at his, her or its address as it appears on the record of stockholders of the Corporation, or, if he, she or it shall have filed with the Secretary of the Corporation a written request that notices to him, her or it be mailed to some other address then directed to him, her or it at such other address. Such further notice shall be given as may be required by law. Except as provided in Section 1.07 of these By-Laws, notice of any adjourned meeting of the stockholders of the Corporation need not be given. No notice of any meeting of stockholders need be given to any stockholder who submits a signed waiver of notice, whether before or after the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in a written waiver of notice. The attendance of any stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 1.04 <u>Quorum</u>. Except as otherwise required by law, by the Articles of Incorporation or any written agreement entered into by the stockholders of the Corporation, the presence in person or by proxy of the holders of record of a majority of the shares of stock entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business at such meeting.

Section 1.05 <u>Voting</u>. If, pursuant to Section 4.05 of these By-Laws, a record date has been fixed, every holder of record of shares of (i) Class A Voting Common Stock shall be entitled to two (2) votes for each share of stock outstanding in his, her or its name on the books of the Corporation at the close of business on such record date, and (ii) Class C Voting Common Stock shall be entitled to one (1) vote for each share of stock outstanding in his, her or its name on the books of the Corporation at the close of business on such record date. If no record date has been fixed, then every holder of record of shares of stock entitled to vote at a meeting of stockholders shall be entitled to such number of votes as is set forth above for each share of stock outstanding in his, her or its name on the books of the Corporation at the close of business on the day next preceding the day on which notice of the meeting is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. Except as otherwise required by law, by the Articles of Incorporation, by these By-Laws or by a written agreement entered into by the Corporation's stockholders, the vote of a majority of the shares of stock entitled to vote at a meeting represented in person or by proxy at any meeting at which a quorum is present shall be sufficient for the transaction of any business of such meeting.

Section 1.06   Voting by Ballot. No vote of the stockholders need be taken by written ballot, unless otherwise required by law or requested by any stockholder. Any vote which need not be taken by ballot may be conducted in any manner approved by the stockholders at the meeting.

Section 1.07   Adjournment. If a quorum is not present at any meeting of the stockholders, the stockholders present in person or by proxy entitled to vote at the meeting shall have the power to adjourn any such meeting from time to time until a quorum is present. Notice of any adjourned meeting of the stockholders of the Corporation need not be given if the place, date and hour thereof are announced at the meeting at which the adjournment is taken, provided, however, that if the adjournment is for more than thirty days, or if after the adjournment a new record date for the adjourned meeting is fixed pursuant to Section 4.05 of these By-Laws, a notice of the adjourned meeting, conforming to the requirements of Section 1.03 hereof, shall be given to each stockholder of record entitled to vote at such meeting. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted on the original date of the meeting.

Section 1.08   Proxies. Any stockholder entitled to vote at any meeting of the stockholders or to express consent to or dissent from corporate action without a meeting may, by a written instrument signed by such stockholder or his, her or its attorney-in-fact, authorize another person or persons to vote at any such meeting and express such consent or dissent for him, her or it by proxy. No such proxy shall be voted or acted upon after the expiration of three years from the date of such proxy, unless such proxy provides for a longer period. Every proxy shall be revocable at the pleasure of the stockholder executing it, except in those cases where applicable law provides that a proxy shall be irrevocable.

Section 1.09   Organization; Procedures. At every meeting of stockholders the presiding officer shall be the Chairman of the Board (if one has been elected) or, in the event of his or her absence or disability, in rotating years the Chief Executive Officer or, in his or her absence, the President if there is one or, in the event of their absence or disability, a presiding officer chosen by a majority of the stockholders entitled to vote at the meeting present in person or by proxy. The Secretary, or in the event of his or her absence or disability, an appointee of the presiding officer, shall act as Secretary of the meeting. The order of business and all other matters of procedure at every meeting of stockholders may be determined by such presiding officer.

Section 1.10   Consent of Stockholders in Lieu of Meeting. To the fullest extent permitted by law, whenever the vote of stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action, such action may be taken without a meeting, without prior notice and without a vote of stockholders, if the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted shall consent in writing to such corporate action being taken. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

ARTICLE II

BOARD OF DIRECTORS

Section 2.01 General Powers. Except as may otherwise be provided by law, by the Articles of Incorporation or by these By-Laws, the property, affairs and business of the Corporation shall be managed under the direction of the Board of Directors.

Section 2.02 Number and Term of Office. The Board of Directors shall be composed of not less than one (1) and not more than five (5) directors, and shall be initially composed of two (2) members. The number of Directors may be increased by resolution adopted by a majority vote of the Board. Each Director (whenever elected) may hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal.

Section 2.03 Election of Directors. Except as otherwise provided in Sections 2.13 of these By-Laws, the Directors shall be elected at each annual meeting of the holders of the Class A Voting Common Stock. If the annual meeting for the election of Directors is not held on the date designated therefor, the Directors shall cause the meeting to be held as soon thereafter as convenient. At each meeting of the holders of the Class A Voting Common Stock for the election of Directors, provided a quorum is present, the Directors shall be elected by a plurality of the votes validly cast in such election.

Section 2.04 Qualifications of Directors. Each Director shall be at least 18 years of age. Directors need not be stockholders.

Section 2.05 Annual and Regular Meetings. The annual meeting of the Board of

Directors for the purpose of electing officers and for the transaction of such other business as may come before the meeting shall be held as soon as possible following adjournment of the annual meeting of the holders of the Class A Voting Common Stock at the place of such annual meeting of such stockholders. Notice of such annual meeting of the Board of Directors need not be given. The Board of Directors from time to time may by resolution provide for the holding of regular meetings and fix the place (which may be within or without the State of Delaware) and the date and hour of such meetings. Notice of regular meetings need not be given, provided, however, that if the Board of Directors shall fix or change the time or place of any regular meeting, notice of such action shall be mailed promptly, or sent by email or facsimile, to each Director who shall not have been present at the meeting at which such action was taken, addressed to him or her at his or her usual place of business, or shall be delivered to him or her personally. Notice of such action need not be given to any Director who attends the first regular meeting after such action is taken without protesting the lack of notice to him or her, prior to or at the commencement of such meeting, or to any Director who submits a signed waiver of notice, whether before or after such meeting.

Section 2.06 <u>Special Meetings; Notice</u>. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board (if one has been elected), or by the President or Chief Executive Officer at such place (within or without the State of Delaware), date and hour as may be specified in the respective notices or waivers of notice of such meetings. Special meetings of the Board of Directors may be called on 24 hours notice, if notice is given to each Director personally or by telephone, email or facsimile, or on five days' notice, if notice is mailed to each Director, addressed to him or her at his or her usual place of business. Notice of any special meeting need not be given to any Director who attends such meeting without protesting the lack of notice to him or her, prior to or at the commencement of such meeting, or to any Director who submits a signed waiver of notice, whether before or after such meeting.

Section 2.07 Quorum; Voting. At all meetings of the Board of Directors, the presence of a majority of the total authorized number of Directors shall constitute a quorum for the transaction of business. Except as otherwise required by law, the vote of a majority of the Directors present at any meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.08 Adjournment. A majority of the Directors present, whether or not a quorum is present, may adjourn any meeting of the Board of Directors to another time or place. No notice need be given of any adjourned meeting unless the time and place of the adjourned meeting are not announced at the time of adjournment, in which case notice conforming to the requirements of Section 2.06 shall be given to each Director.

Section 2.09 Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors.

Section 2.10 Regulations; Manner of Acting. To the extent consistent with applicable law, the Articles of Incorporation and these By-Laws, the Board of Directors may adopt such rules and regulations for the conduct of meetings of the Board of Directors and for the management of the property, affairs and business of the Corporation as the Board of Directors may deem appropriate. The Directors shall act only as a Board, and the individual Director shall have no power as such.

Section 2.11 <u>Action by Telephonic Communications</u>. Members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone, teleconference (including via the internet) or any similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

Section 2.12 <u>Resignations</u>. Any Director may resign at any time by delivering a written notice of resignation, signed by such Director, to the Board of Directors, the Chairman of the Board (if one has been elected), the President, the Chief Executive Officer or the Secretary. Unless otherwise specified therein, such resignation shall take effect upon delivery.

Section 2.13 <u>Vacancies and Newly Created Directorships</u>. If any vacancies shall occur in the Board of Directors by reason of death, resignation, removal or otherwise, or if the authorized number of Directors shall be increased, the Directors then in office shall continue to act, and such vacancies and newly created directorships may be filled by a majority of the Directors then in office, although less than a quorum, or as otherwise provided in any Stockholders' Agreement of the Corporation. A Director elected to fill a vacancy or a newly created directorship shall hold office until his or her successor has been elected and qualified or until his or her earlier death, resignation or removal. Any such vacancy or newly created directorship may also be filled at any time by vote of the holders of the Class A Voting Common Stock, subject to the terms of any Stockholders' Agreement of the Corporation.

Section 2.15 <u>Compensation</u>. The amount, if any, which each Director shall be entitled to receive as compensation for his or her services as such shall be fixed from time to time by resolution of the Directors.

Section 2.16   Reliance on Accounts and Reports, etc.   A Director shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or reports made to the Corporation by any of its officers, or by an independent certified public accountant, or by an appraiser selected with reasonable care by the Board of Directors, or in relying in good faith upon other records of the Corporation.

ARTICLE III

OFFICERS

Section 3.01   Number.   The officers of the Corporation shall be chosen by the Board of Directors and shall be a Chief Executive Officer, a President, if the Board of Directors so elects, a Secretary and a Treasurer.   The Board of Directors also may elect a Chairman of the Board, one or more Vice Presidents, in such numbers as the Board of Directors may determine, a Chief Financial Officer and a Chief Operating Office.   Any number of officers may be held by the same person.

Section 3.02   Election.   Unless otherwise determined by the Board of Directors, the officers of the Corporation shall be elected by the Board of Directors at the annual meeting of the Board of Directors, and shall be elected to hold office until the next succeeding annual meeting of the Board of Directors.   In the event of the failure to elect officers at such annual meeting, officers may be elected at any regular or special meeting of the Board of Directors. Each officer shall hold office until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal.

Section 3.03 <u>Compensation</u>. The compensation of all officers and agents of the Corporation shall be fixed from time to time by the Board of Directors.

Section 3.04 <u>Removal and Resignation; Vacancies</u>. Subject to the terms of any Stockholders' Agreement of the Corporation, any officers may be removed with or without cause at any time by the Board of Directors. Any officer may resign at any time by delivering a written notice of resignation, signed by such officer, to the Board of Directors, the Chairman of the Board (if one has been elected), the President (if one has been elected), the Chief Executive Officer or the Secretary. Unless otherwise specified therein, such resignation shall take effect upon delivery. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise, may be filled only by the Board of Directors.

Section 3.05 <u>Authority and Duties of Officers</u>. The officers of the Corporation shall have such authority and shall exercise such powers and perform such duties as may be specified in these By-Laws or in a resolution of the Board of Directors which is not inconsistent with the By-Laws, except that in any event each officer shall exercise such powers and perform such duties as may be required by law.

Section 3.06 <u>The Chairman of the Board</u>. The Chairman of the Board (if one has been elected) shall preside at all meetings of the stockholders and Directors at which he is present, and shall exercise such other powers and perform such other duties as may from time to time be assigned to him or her by these By-Laws or by the Board of Directors.

Section 3.07 <u>The Chief Executive Officer</u>. The Chief Executive Officer (and, in his absence, if on has been elected, the President) shall each have the following powers and duties:

(a) He or she shall, subject to the directions of the Board of Directors, have general charge of the business and affairs of the Corporation and general supervision over its other officers, employees and agents.

(b) Subject to the directions of the Board of Directors, he or she shall exercise all powers and perform all duties incident to the office of a chief executive officer of a corporation, and shall exercise such other powers and perform such other duties as from time to time may be assigned to him or her by these By-Laws or by the Board of Directors.

(c) In the event of the absence or disability of the Chairman of the Board, the Chief Executive Officer shall preside at all meetings of stockholders and Directors.

Section 3.08 The Vice Presidents. Each Vice President shall exercise such powers and perform such duties as from time to time may be assigned to him or her by these By-Laws or by the Board of Directors or by the President (if one has been elected) or Chief Executive Officer. In the absence of the Chief Executive Officer or the President (if one has been elected), and Executive Vice President may exercise the powers of the Chief Executive Officer.

Section 3.09 The Secretary. The Secretary shall have the following powers and duties:

(a) He or she shall keep or cause to be kept a record of all the proceedings of the meetings of the stockholders and of the Board of Directors in books provided for that purpose.

(b) He or she shall cause all notices to be duly given in accordance with the provisions of these By-Laws and as required by law.

(c) He or she shall be the custodian of the records and of the seal of the Corporation and cause such seal (or a facsimile thereof) to be affixed to all certificates representing shares of the Corporation prior to the issuance thereof and to all instruments the execution of which on behalf of the Corporation under its seal shall have been duly authorized in accordance with these By-Laws, and when so affixed he or she may attest the same.

(d) He or she shall properly maintain and file all books, reports, statements, certificates and all other documents and records required by law, the Articles of Incorporation or these By-Laws.

(e) He or she shall have charge of the stock books and ledgers of the Corporation and shall cause the stock and transfer books to be kept in such manner as to show at any time the number of shares of stock of the Corporation of each class issued and outstanding, the names and the addresses of the holders of record of such shares, the number of shares held by each holder and the date as of which each became such holder of record.

(f) He or she shall sign (unless the Treasurer, an Assistant Treasurer or Assistant Secretary shall have signed) certificates representing shares of the Corporation the issuance of which shall have been authorized by the Board of Directors.

(g) He or she shall perform, in general, all duties incident to the office of Secretary and such other duties as may be given to him or her by these By-Laws or as may be assigned to him or her from time to time by the Board of Directors or the Chief Executive Officer.

Section 3.10 <u>The Treasurer</u>. The Treasurer shall have the following powers and duties:

(a) He or she shall have charge and supervision over and be responsible for the monies, securities, receipts and disbursements of the Corporation, and shall keep or cause to be kept full and accurate records of all receipts of the Corporation.

(b) He or she shall cause the monies and other valuable effects of the Corporation to be deposited in the name and to the credit of the Corporation in such banks or trust companies or with such bankers or other depositories as shall be selected in accordance with Section 7.05 of these By-Laws.

(c) He or she shall cause the monies of the Corporation to be disbursed by checks or drafts (signed as provided in Section 7.06 of these By-Laws) upon the authorized depositories of the Corporation and cause to be taken and preserved proper vouchers for all monies disbursed.

(d) He or she shall render to the Board of Directors, the Chairman of the Board or the Chief Executive Officer, whenever requested, a statement of the financial condition of the Corporation and of all his or her transactions as Treasurer, and render a full financial report at the annual meeting of the stockholders, if called upon to do so.

(e) He or she shall be empowered from time to time to require from all officers or agents of the Corporation reports or statements giving such information as he or she may desire with respect to any and all financial transactions of the Corporation.

(f)   He or she may sign (unless an Assistant Treasurer or the Secretary or an Assistant Secretary shall have signed) certificates representing stock of the Corporation the issuance of which shall have been authorized by the Board of Directors.

(g) He or she shall perform, in general, all duties incident to the office of Treasurer and such other duties as may be given to him or her by these By-Laws or as may be assigned to him or her from time to time by the Board of Directors or the Chief Executive Officer.

Section 3.11 Additional Officers. The Board of Directors may appoint such other officers and agents as it may deem appropriate, and such other officers and agents shall hold their offices for such terms and shall exercise such powers and perform such duties as may be determined from time to time by the Board of Directors. The offices of Chairman of the Board and President or Chairman of the Board and Chief Executive Officer may be held by the same person.

ARTICLE IV

CAPITAL STOCK

Section 4.01 Certificates of Stock. Every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman of the Board or the Chief Executive Officer (or a President if one has been elected) or by a Vice President and by the Treasurer or the Secretary certifying the number of shares owned by him, her or it in the

Corporation. Such certificate shall be in such form as the Board of Directors determine, to the extent consistent with applicable law, the Articles of Incorporation and these By-Laws.

Section 4.02 <u>Signatures; Facsimile</u>. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 4.03 <u>Lost, Stolen or Destroyed Certificates</u>. The Board of Directors may direct that a new certificate be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon delivery to the Board of Directors of an affidavit of the owner or owners of such certificate, setting forth such allegation. The Board of Directors may require the owner of such lost, stolen or destroyed certificate, or his or her legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate.

Section 4.04 <u>Transfer of Stock</u>. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares, duly endorsed or accompanied by appropriate evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Subject to the provisions of the Articles of Incorporation and these By-Laws, the Board of Directors may prescribe such additional rules and regulations as it may deem appropriate relating to the issue, transfer and registration of shares of the Corporation.

Section 4.05 Record Date. In order to determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 4.06 Registered Stockholders. Prior to due surrender of a certificate for registration of transfer, the Corporation may treat the registered owner as the person exclusively entitled to receive dividends and other distributions, to vote, to receive notice and otherwise to exercise all the rights and powers of the owner of the shares represented by such certificate, and the Corporation shall not be bound to recognize any equitable or legal claim to or interest in such shares on the part of any other person, whether or not the Corporation shall have notice of such claim or interests. Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented to the Corporation for transfer, both the transferor and transferee request the Corporation to do so.

Section 4.07 Transfer Agent and Registrar. The Board of Directors may appoint one or more transfer agents and one or more registrars, and may require all certificates representing shares to bear the signature of any such transfer agents or registrars.

ARTICLE V

INDEMNIFICATION

Section 5.01 Indemnification. The Corporation shall, to the fullest extent permitted by applicable law from time to time in effect, indemnify any and all persons who may serve or who have served at any time as Directors or officers of the Corporation, or who at the request of the Corporation may serve or at any time have served as Directors or officers of another corporation (including subsidiaries of the Corporation) or of any partnership, joint venture, trust or other enterprise, from and against any and all of the expenses, liabilities or other matters referred to in or covered by said law. Such indemnification shall continue as to a person who has ceased to be a Director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. The Corporation may also indemnify any and all other persons whom it shall have power to indemnify under any applicable law from time to time in effect to the extent authorized by the Board of Directors and permitted by such law. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which any person may be entitled under any provision of the Articles of Incorporation, other By-Laws, agreement, vote of stockholders or disinterested Directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

Section 5.02 Definition. For purposes of this Article, the term "Corporation" shall include constituent corporations referred to in subsection (h) of Section 145 of the General

Corporation Law of the State of Delaware (or any similar provision of applicable law at the time in effect).

ARTICLE VI

<u>OFFICES</u>

Section 6.01 <u>Registered Office</u>. The registered office of the Corporation in the State of Delaware shall be located at 1013 Centre Road, Suite 403-B, in the City of Wilmington, County of New Castle, 19805. The name of its registered agent at that address is VCorp Service LLC.

Section 6.02 <u>Other Offices</u>. The Corporation may maintain offices or places of business at such other locations within or without; the State of Delaware as the Board of Directors may from time to time determine or as the business of the Corporation may require.

ARTICLE VII

<u>GENERAL PROVISIONS</u>

Section 7.01 <u>Dividends</u>. Subject to any applicable provisions of law and the Articles of Incorporation, dividends upon the shares of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors and any such dividend may be paid in cash, property, or shares of the Corporation.

Section 7.02 <u>Reserve</u>. There may be set apart from time to time out of any funds of the Corporation available for dividends such reserve or reserves as the Board of Directors may determine and the Board of Directors may similarly modify or abolish any such reserve or reserves.

Section 7.03 <u>Execution of Instruments</u>. The Chief Executive Officer (or the President, if one has been elected), subject to the approval of the Board of Directors, may enter into any contract or execute and deliver any instrument in the name and on behalf of the Corporation. The Board of Directors may authorize any other officer or agent to enter into any contract or execute and deliver any instrument in the name and on behalf of the Corporation. Any such authorization may be general or limited to specific contracts or instruments.

Section 7.04 Corporate Indebtedness. No loan shall be contracted on behalf of the Corporation, and no evidence of indebtedness shall be issued in its name, unless authorized by the Board of Directors. Such authorization may be general or confined to specific instances. Loans so authorized may be effected at any time for the Corporation from any bank, trust company or other institution, or from any firm, corporation or individual. All bonds, debentures, notes and other obligations or evidences of indebtedness of the Corporation issued for such loans shall be made, executed and delivered as the Board of Directors shall authorize. When so authorized by the Board of Directors, any part of or all the properties, including contract rights, assets, business or good will of the Corporation, whether then owned or thereafter acquired, may be mortgaged, pledged, hypothecated or conveyed or assigned in trust as security for the payment of such bonds, debentures, notes and other obligations or evidences of indebtedness of the Corporation, and of the interest thereon, by instruments executed and delivered in the name of the Corporation.

Section 7.05 Deposits. Any funds of the Corporation may be deposited from time to time in such banks, trust companies or other depositories as may be determined by the Board of Directors, or by such officers or agents as may be authorized by the Board of Directors to make such determination.

Section 7.06 Checks. All notes, drafts, bills of exchange, acceptances, checks, endorsements and other evidences of indebtedness of the Corporation, and its orders for the payment of money, shall be signed by such officer or officers or such agent or agents of the Corporation, and in such manner, as the Board of Directors from time to time may determine.

Section 7.07 Sale, Transfer, etc. of Securities. The Chief Executive Officer (or the President, if one has been elected), together with the Secretary or Treasurer to the extent authorized by the Board of Directors, may sell, transfer, endorse, and assign any shares of stock, bonds or other securities owned by or held in the name of the Corporation, and may make, execute and deliver in the name of the Corporation, under its corporate seal, any instruments that may be appropriate to effect any such sale, transfer, endorsement or assignment.

Section 7.08 Voting as Stockholder. Unless otherwise determined by resolution of the Board of Directors, the Chief Executive Officer (the President, if one has been elected) shall each have full power and authority on behalf of the Corporation to attend any meeting of stockholders of any corporation in which the Corporation may hold stock, and to act, vote (or execute proxies to vote) and exercise in person or by proxy all other rights, powers and privileges incident to the ownership of such stock. Such officer acting on behalf of the Corporation shall have full power and authority to execute any instrument expressing consent to or dissent from any action of any such corporation without a meeting. The Board of Directors may by resolution from time to time confer such power and authority upon any other person or persons.

Section 7.09 Fiscal Year. Unless otherwise determined by the Board of Directors, the fiscal year of the Corporation shall commence on the first day of January and shall end on the thirty-first day of December of the following year.

Section 7.10 Seal. The seal of the Corporation shall be circular in form and shall contain the name of the Corporation, the year of its incorporation and the words "Corporate Seal" and "Delaware". The form of such seal shall be subject to alteration by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or reproduced, or may be used in any other lawful manner.

Section 7.11 Books and Records; Inspection. Except to the extent otherwise required by law, the books and records of the Corporation shall be kept at such place or places within or without the State of Delaware as may be determined from time to time by the Board of Directors.

Section 7.12 Stockholders' Agreement. Should the Corporation enter into a stockholders' agreement with its stockholders, in the event of any conflict between these By-Laws and such agreement, the terms of such agreement will prevail.

ARTICLE VIII

AMENDMENT OF BY-LAWS

Section 8.01 Amendment. These By-Laws may be amended, altered or repealed at any regular or special meeting of the holders of the Class A Voting Common Stock and the Class C Voting Common Stock (however the holders of Class C Voting Common Stock will have no right to vote with respect to any amendment which relates to the election or of the Board of Directors, the removal of a member of the Board of Directors or the size of the Board of Directors of the Corporation) if, in the case of such special meeting only, notice of such amendment, alteration or repeal is contained in the notice or waiver of notice of such meeting.